Chesapeake Corporation

Annual Meeting 2003

Chesapeake

Financial Highlights 2002



- Net Income of $21.9 million or $1.44 per share

- EPS from continuing operations increased to $1.35 per share

- Sales increased to $822 million

Paperboard Packaging 2002

- Sales up 1% to $678 million
- Pharma/Healthcare and premium branded sales increased
- Tobacco and technology sales declined
- EBIT increased slightly

Plastic Packaging 2002

- Sales up 5%
- EBIT increased 183%
- Increased sales in African beverage market
- Solid recovery in specialty chemicals

Land Development 2002

- Land sales up 96% to $40.4 million
- EBIT of $15.7 million
- 6,500 acres as of year-end 2002
- Plan to sell remaining land during next 9-15 months

Sales by Segment 2002



Sales by Sector 2002



Operational Improvements 2002

- Gain synergies through integration

- Increase asset utilization

- Improve efficiency

- Reduce costs

Operational Improvements 2002



- Closed Congleton, England plant
- Consolidated Edinburgh, Scotland plant into East Kilbride
- Reduced corporate expenses by $7 million

Growth Initiatives 2002




Growth Initiatives 2002



Growth Initiatives 2002

Chesapeake

- Produces PET preforms
- Sales in African beverage market increased 45 percent
- Serves African continent and nearby islands

Growth Initiatives 2002



Growth Initiatives 2002

Chesapeake



2002 - Year of Innovation




Product Innovation



Product Innovation



Looking Ahead to 2003

- Primary end-use markets remain resilient

- New operations should fuel growth

- Should benefit from operational improvements

- Pricing to remain competitive

Financial Outlook 2003

- EPS range of $1.15 to $1.45 per share
- Paperboard and Plastic Packaging EBIT to increase 8-12%
- Land Development EBIT to decline
- Free cash flow of $35 million to $45 million

1Q03 Results

- Net income of $2.7 million
- EBIT up 33% vs. 1Q02
- Net sales up 19% vs. 1Q02
- Increased sales in key sectors
- Improved margins in most sectors
- Operational improvements contributing

Chesapeake Corporation

Annual Meeting 2003